PENN SERIES FUNDS, INC.

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

This Amendment (the “Amendment”) is made and entered into as of May 1, 2023 and amends the Investment Sub-Advisory Agreement (the “Agreement”) dated April 30, 2021, between Penn Mutual Asset Management, LLC (the “Adviser”) and Delaware Investments Fund Advisers (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, the Sub-Adviser currently renders investment sub-advisory services to the Mid Cap Growth Fund, a series of Penn Series Funds, Inc. (the “Company”), subject to the oversight of the Adviser and the terms and conditions set forth in the Agreement; and

WHEREAS, the Adviser now desires the Sub-Adviser to also render investment sub-advisory services to an additional series of the Company, the Large Core Growth Fund, subject to the oversight of the Adviser and on the terms and conditions set forth in the Agreement as modified by this Amendment, and the Sub-Adviser agrees to render such services on such terms; and

WHEREAS, the parties wish to amend the Agreement to reflect the addition of the Large Core Growth Fund; and

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1.	Section 3.C of the Agreement is deleted and replaced in its entirety with the following:

C. Lowest Fee Warranty. The Sub-Adviser represents and warrants that the effective sub-advisory fee rate payable under this Agreement, as determined in accordance with Schedule A (the “Sub-Advisory Fee”), is now and in the future will be equal to or less than the lowest, non-performance based effective fee rate (expressed as a percentage of assets under management) then being paid to the Sub-Adviser under any other sub-advisory agreement with or relating to an unaffiliated investment company registered under the Act managed in a substantially similar manner and at the same or lower asset level as the Fund (the “Lowest Third Party Fee”). If at any time, the Sub-Advisory Fee becomes greater than the Lowest Third Party Fee, the Sub-Adviser shall promptly provide written notice to the Adviser, in the manner set forth in Section 28.E. of this Agreement, of the existence of such Lowest Third Party Fee and the Sub-Advisory Fee will be reduced to equal the Lowest Third Party Fee effective as of the date on which the Sub-Advisory Fee became greater than the Lowest Third Party Fee.

2.	Sections I and II of Schedule A are deleted and replaced in their entirety with the table below.

Pursuant to Section 3 of this Investment Sub-Advisory Agreement and with respect to each Fund listed below, the Adviser or its delegate shall calculate and the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

Name of Fund	Fee Rate

Large Core Growth Fund

(i) 0.34% with respect to the first $50 million of average daily net assets of the Fund;

(ii)  0.27% with respect to the next $100 million of average daily net assets of the Fund; and

(iii)  0.25% with respect to assets exceeding $150 million of average daily net assets of the Fund.

Mid Cap Growth Fund

(i) 0.40% with respect to the first $150 million of average daily net assets of the Fund;

(ii)  0.35% with respect to the next $150 million of average daily net assets of the Fund; and

(iii)  0.30% with respect to assets exceeding $300 million of average daily net assets of the Fund.

Except as specifically amended and modified hereby, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective and duly authorized officers designated below as of the day and year first written above.

PENN MUTUAL ASSET MANAGEMENT, LLC		DELAWARE INVESTMENTS FUND ADVISERS, a series of Macquarie Investment Management Business Trust

By:	/s/ Keith G. Huckerby	By:	/s/ Susan Natalini
Name:	Keith G. Huckerby	Name:	Susan Natalini
Title:	Senior Managing Director & Chief Operating Officer	Title:	Managing Director – Senior Vice President

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